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JUN 30 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69513

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/19/2020 (MM/DD/YY) AND ENDING 04/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avior Capital Markets U.S., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Ave, 16th Floor
(No. and Street)

New York, N.Y. (City) — N.Y. (State) — 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray — 917-238-1263 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway (Address) — New York (City) — N.Y. (State) — 10018 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avior Capital Markets U.S., LLC, as of April 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified In New York County
My Commission Expires 12-15-2021

6/29/2021

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVIOR CAPITAL MARKETS US, LLC

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2021
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)
As a public document

AVIOR CAPITAL MARKETS US, LLC
CONTENTS
APRIL 30, 2021

Page

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2
Notes to Financial Statement 3-7

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Avior Capital Markets US, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Avior Capital Markets US, LLC as of April 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Avior Capital Markets US, LLC as of April 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Avior Capital Markets US, LLC's management. Our responsibility is to express an opinion on Avior Capital Markets US, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Avior Capital Markets US, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
We have served as Avior Capital Markets US, LLC's auditor since 2021.
New York, New York
June 29, 2021

PrimeGlobal | An Association of Independent Accounting Firms

AVIOR CAPITAL MARKETS US, LLC
Statement of Financial Condition
April 30, 2021

ASSETS	
Cash	$ 369,474
Accounts receivable	12,250
Due from parent	55,259
Prepaid expenses	4,407
TOTAL ASSETS	$ 441,390
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 3,870
Income taxes payable	14,650
	18,520
MEMBER'S EQUITY	422,870
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 441,390

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Avior Capital Markets US, LLC (the "Company") was incorporated in Delaware on February 1, 2019. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company became a member of the Financial Industry Regulatory Authority ("FINRA") effective March 19, 2020 and is a member of the Securities Investor Protection Corp ("SIPC"). The Company is a wholly owned subsidiary of Avior Capital Markets International, Ltd. (the "Parent"). The Company operates out of its sole office in New York City. The Company assists an affiliate in distributing research reports to qualified institutional buyers ("QIBs") in the United States of America and earns chaperoning service fees in its capacity as a chaperoning broker dealer to effect securities transactions with these QIBs pursuant to the requirements set forth in SEC Rule 15a-6 "Exemption of Certain Foreign Brokers or Dealers".

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less, at the time of purchase, to be cash equivalents. At April 30, 2021, the Company did not have any cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

INCOME TAXES

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. At April 30, 2021, the Company does not have any deferred tax assets or liabilities.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more- likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof .

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions and has elected to be taxed as a corporation. Generally, the Company is subject to income tax examinations by major taxing authorities. Any potential examinations may

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

INCOME TAXES(CONTINUED)

include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state, local and foreign tax laws.

The Company recognizes and measures unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under the guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon the examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At April 30, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

LEASES

The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of March 18, 2020) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

CREDIT LOSSES

Effective March 19, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

CREDIT LOSSES(CONTINUED)

The Company's facility service fee and chaperoning services fees revenue are impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of March 19, 2020. Accordingly, the Company recognized no adjustment upon adoption.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that member's equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At April 30, 2021, the Company's net capital was $350,954 which was $100,954 in excess of its minimum requirement of $250,000 under SEC Rule 15c3-1. The Company's net capital ratio was 0.0528 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities

NOTE 4 – RELATED PARTY TRANSACTIONS

Effective April 1, 2020 the Company entered into a "Cost Plus Agreement" with its Parent and Avior Capital Markets Proprietary Limited, an affiliate. As explained in Note 1, the primary purpose of the Company is to enable distribution of research into the USA among QIBs and to enable trading and settlement activities between its Parent and US QIBs. The Company charges 100% of all of its costs incurred plus a 5% mark up to its Parent for services provided. The Company had a due from parent on the Statement of Financial Condition at April 30, 2021 of $55,259.

The Company's initial organizational and regulatory registration costs of $66,963 were paid on its behalf prior to March 19, 2020 by an affiliated entity on behalf of the Parent for which there will be no reimbursement back to the affiliate.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases office space at the rate of $1,010 per month. The lease expires February 28, 2022.

CONTINGENCIES

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results of these examinations will not materially affect the Company's financial position or results of operations.

NOTE 6 -OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

From time to time, the Company maintains its cash in a financial institution that may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash. The cash balances in excess of FDIC limit were $119,474 as of April 30, 2021.

NOTE 7– COVID-19

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 11, 2020. The duration and economic impact of this pandemic are uncertain. At this time, management is unable to quantify its potential effects on the operations and financial performance of the Company.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to April 30, 2021, through June 29, 2021 the date of issuance of these financial statements. There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.